Exhibit 99.1

ADC Therapeutics’ ZYNLONTA™ (loncastuximab tesirine-lpyl) Added to National Comprehensive Cancer Network® Clinical Practice Guidelines in Oncology for B-cell Lymphomas

- ZYNLONTA is the first and only CD19-targeted ADC approved as a single-agent treatment for adult patients with r/r DLBCL

LAUSANNE, Switzerland, May 5, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, today announced ZYNLONTA™ (loncastuximab tesirine-lpyl) has been included in the latest National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines) in oncology for B-cell Lymphomas. Specifically, the NCCN Guidelines now include ZYNLONTA as a category 2A designation as a treatment option for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy.

“We were pleased to learn that less than two weeks after accelerated FDA approval, ZYNLONTA was added to the NCCN treatment guidelines with a category 2A recommendation,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “Inclusion in the NCCN treatment guidelines highlights the high unmet medical need for a differentiated, targeted therapy in relapsed and refractory diffuse large B-cell lymphoma.”

“The rapid inclusion of ZYNLONTA in the NCCN guidelines reinforces our work on behalf of patients who have been heavily pretreated and have difficult-to-treat disease,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “Importantly, there is a broad range of pretreated patients needing new therapies, including those who are transplant eligible and ineligible, and patients who previously received stem cell transplant or CAR-T cell therapy.”

On April 23, 2021, the U.S. Food and Drug Administration (FDA) granted accelerated approval to ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication was based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

DLBCL, the most common type of non-Hodgkin lymphoma in the United States, is a rapidly progressing, aggressive disease that is heterogeneous with multiple subtypes.1 More than 40% of first-line DLBCL treatments fail.2 For patients who fail first-line therapy, prognoses are poor, worsening with each line of therapy as the chance for cure or long-term disease-free survival diminishes.3, 4

NCCN is a not-for-profit alliance of 31 leading cancer centers devoted to patient care, research, and education. NCCN is dedicated to improving and facilitating quality, effective, efficient, and accessible cancer care so patients can live better lives.

The updated NCCN guidelines are available at www.nccn.org.

About ZYNLONTATM (loncastuximab tesirine-lpyl)

ZYNLONTATM is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA™ (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in in other B-cell malignancies andearlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

References

1.	American Cancer Society. Types of B-cell Lymphoma. Available at: https://www.cancer.org/cancer/non-hodgkin-lymphoma/about/b-cell-lymphoma.html. Accessed March 2021.

2.	Coiffier B, Thieblemont C, Van Den Neste E, et al. Long-term outcome of patients in the LNH-98.5 trial, the first randomized study comparing rituximab-CHOP to standard CHOP chemotherapy in DLBCL patients: a study by the Groupe d’Etudes des Lymphomes de l’Adulte. Blood. 2010;116:2040-2045.

3.	Crump M, Neelapu SS, Farooq U, et al. Blood. 2017;130:1800-1808.

4.	Klink AJ, Nabhan C, Lee CH, et al. J Clin Pathways. 2020;6:44-53.

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